April 4, 2024

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In the Matter of

SolarBank Corporation **505 Consumers Rd., Suite 803** **Toronto, Ontario** **M2J 4Z2** **Canada**	**ORDER DECLARING REGISTRATION** **EFFECTIVE PURSUANT TO SECTION 12(d)** **OF THE SECURITIES EXCHANGE ACT OF** **1934, AS AMENDED**

File No: 001-41976

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SolarBank Corporation has filed with the Commission and the Nasdaq Stock Market LLC an application to register its Common Shares on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

SolarBank Corporation requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the Nasdaq Stock Market LLC shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Michael Coco
Office Chief